Extreme Sandbox

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
40000 Extreme Sandbox Sales	202.50
40100 Individual Sales	270,546.20
40300 Group Sales	295,600.77
40400 Vocational Sales	10,485.00
40600 Merchandise	14,766.69
40800 Onsite Upgrades	15,240.00
40900 Other Sales	38,031.13
Total 40000 Extreme Sandbox Sales	**644,872.29**
41000 Extreme Sandbox Mini Sales	27,364.74
41100 Individual Sales	25.00
41300 Group Sales	9,439.70
Total 41000 Extreme Sandbox Mini Sales	**36,829.44**
42000 Unredeemed Gift Certificates	100,000.00
43000 Misc Income	3,386.93
45000 Discounts given	
45100 Bundled Savings	-23,980.41
45200 Discount Site or Any Price Match	-182.45
45300 Loyalty Programs / Returning Clients	-565.48
45400 Misc Customer Discount	-6,563.50
45500 Prepayment Discounts	-2,545.00
45600 Sales & Promotions	-20,167.39
45700 Sales Commissions	-401.45
45800 Partners Program	-5,915.00
Total 45000 Discounts given	**-60,320.68**
Total Income	**$724,767.98**
Cost of Goods Sold	
50000 Cost of Goods Sold	32,645.18
Total Cost of Goods Sold	**$32,645.18**
GROSS PROFIT	**$692,122.80**
Expenses	
60000 Advertising and Promotion	
60100 Digital/Online	4,723.60
60200 Discount Site	327.00
60300 Materials	334.67
60500 Print	2,810.50
60600 Video Services	2,500.00
Total 60000 Advertising and Promotion	**10,695.77**
61000 Equipment Lease	63,779.80
61100 Equipment Rental	10.82
61200 Fuel	
61210 Construction	25,873.43

	TOTAL
61220 F250	2,628.89
61230 Fire Truck	567.63
61240 Misc	84.61
Total 61200 Fuel	**29,154.56**
61400 Repairs and Maintenance	
61410 Construction Equipment	3,159.61
61420 F250	330.42
61430 Fire Truck	2,006.15
61450 Site	2,455.89
61460 Utility/Other Vehicles	82.98
Total 61400 Repairs and Maintenance	**8,035.05**
61500 Automobile Expense	625.00
62000 Insurance Expense	50,820.21
62100 Workers Comp	6,403.03
Total 62000 Insurance Expense	**57,223.24**
63000 Rent Expense	87,002.41
63100 Site expenses	13,746.16
63200 Office Supplies	502.93
63300 New Construction / Site Build Out	30,450.00
63400 Shipping / Postage	486.35
64000 Utilities	
64100 Telephone/Internet	6,630.58
64150 Security Systems	706.72
64200 Electric	7,220.18
64250 Water/Sewer	734.68
64300 Gas	2,967.23
64400 Mats	3,188.79
64500 Trash	2,165.28
Total 64000 Utilities	**23,613.46**
64600 Computer and Internet Expenses	600.12
64700 Online Software	6,644.46
64800 Website	6,041.87
Total 64600 Computer and Internet Expenses	**13,286.45**
65000 Bank Service Charges	507.04
65200 Interest Expense	15,381.25
65300 Credit card processing fees	15,917.05
65310 QuickBooks Payments Fees	4,092.76
Total 65300 Credit card processing fees	**20,009.81**
66000 Payroll Expenses	0.00
66100 Officer Compensation	60,373.59
66500 Instructor Pay	249,558.60
Payroll Taxes	24,832.40
Total 66000 Payroll Expenses	**334,764.59**
66400 Meals and Entertainment	2,306.44
66600 Professional Fees	21,199.51
67000 Travel Expense	
67100 Airfare	5,306.46
67200 Lodging	1,460.05

	TOTAL
67300 Meals/Incidentals	482.69
67400 Transportation	1,933.64
Total 67000 Travel Expense	**9,182.84**
68000 Donations	
68200 Discounted Certificates	5,022.50
Total 68000 Donations	**5,022.50**
69000 Misc Cash	12.53
69100 Misc Expense	94.00
69500 State sales tax	-50.00
Real Estate Taxes	12,682.83
State Minimum Tax	200.00
Total Expenses	**$759,925.34**
NET OPERATING INCOME	$ -67,802.54
Other Income	
49600 Instructor Tips	3,989.99
Total Other Income	**$3,989.99**
NET OTHER INCOME	**$3,989.99**
NET INCOME	**$ -63,812.55**